UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF FEBRUARY 2009
Medellín, Colombia, March 12, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 177.1 billion for the month ended February 28, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 233.2 billion for the first two months of 2009.
•
Net interest income, including investment securities, totaled Ps. 225.4 billion in February 2009. For the two month period ended February 28, 2009, net interest income totaled Ps. 458.4 billion, increasing 23.4% as compared to the same period last year.

•
Net fees and income from services in February 2009 totaled Ps. 64.2 billion. For the two month period ended February 28, 2009, net fees and income from services totaled Ps. 128.6 billion, which represents an increase of 4.7% as compared to the same period of 2008.

•
Other operating income totaled Ps. 116.0 billion in February 2009. For the two month period ended February 28, 2009, other operating income totaled Ps. 112.9 billion increasing 141.8% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results. The Bank also notes that the item line of income from derivative financial instruments was negatively impacted by a Ps 21.5 billion charge in February, related to rule changes concerning valuation methodologies for derivative instruments established by Colombian regulator.

•
Net provisions charges totaled Ps. 38.7 billion in February 2009, decreasing 53.0% as compared to the figure presented in January 2009. Net provisions totaled Ps. 121.0 billion for the two month period ended February 28, 2009, which represents an increase of 172.2% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 165.4 billion in February 2009. For the two month period ended February 28, 2009, operating expenses totaled Ps. 321.6 billion, increasing 17.3% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.2 trillion, gross loans amounted to Ps. 28.1 trillion, deposits totaled Ps. 26.4 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 6.3 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans amounted to 3.60% as of February 28, 2009, and the coverage for past due loans was 141.18% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of February 2009, was as follows: 22.0% of total net loans, 22.0% of total checking accounts, 20.2% of total savings accounts, 16.2% of time deposits and 19.0% of total deposits.

*
This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan Esteban Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Feb09/Jan09		Annual
(Ps Millions)	Feb-08	Jan-09	Feb-09	$	%	%
ASSETS
Cash and due from banks	2,468,874	2,843,811	2,849,982	6,171	0.22%	15.44%
Overnight funds sold	445,273	1,147,062	1,183,092	36,030	3.14%	165.70%
Total cash and equivalents	2,914,147	3,990,873	4,033,074	42,201	1.06%	38.40%

Debt securities	3,778,519	4,422,469	4,408,661	-13,808	-0.31%	16.68%
Trading	1,567,694	1,453,812	1,442,206	-11,606	-0.80%	-8.00%
Available for Sale	1,205,217	1,167,906	1,142,235	-25,671	-2.20%	-5.23%
Held to Maturity	1,005,608	1,800,751	1,824,220	23,469	1.30%	81.40%
Equity securities	975,961	1,155,938	1,369,054	213,116	18.44%	40.28%
Trading	8,458	7,933	194,324	186,391	2349.57%	2197.52%
Available for Sale	967,503	1,148,005	1,174,730	26,725	2.33%	21.42%
Market value allowance	-29,892	-18,577	-28,502	-9,925	53.43%	-4.65%
Net investment securities	4,724,588	5,559,830	5,749,213	189,383	3.41%	21.69%

Commercial loans	17,595,161	21,759,962	21,734,828	-25,134	-0.12%	23.53%
Consumer loans	3,694,201	3,832,141	3,795,866	-36,275	-0.95%	2.75%
Small business loans	107,871	121,262	124,225	2,963	2.44%	15.16%
Mortgage loans	2,100,975	2,392,171	2,465,320	73,149	3.06%	17.34%
Allowance for loans and financial leases losses	-936,957	-1,408,956	-1,427,306	-18,350	1.30%	52.33%
Net total loans and financial leases	22,561,251	26,696,580	26,692,933	-3,647	-0.01%	18.31%

Accrued interest receivable on loans	304,069	421,796	447,078	25,282	5.99%	47.03%
Allowance for accrued interest losses	-19,113	-29,704	-29,495	209	-0.70%	54.32%
Net total interest accrued	284,956	392,092	417,583	25,491	6.50%	46.54%

Customers’ acceptances and derivatives	293,525	53,282	102,039	48,757	91.51%	-65.24%
Net accounts receivable	306,086	336,288	457,754	121,466	36.12%	49.55%
Net premises and equipment	490,450	666,047	670,224	4,177	0.63%	36.65%
Foreclosed assets	7,707	4,090	3,806	-284	-6.94%	-50.62%
Prepaid expenses and deferred charges	55,706	339,850	280,661	-59,189	-17.42%	403.83%
Goodwill	7,900	1,423	1,006	-417	-29.30%	-87.27%
Other	208,979	278,937	309,926	30,989	11.11%	48.30%
Reappraisal of assets	1,082,309	1,426,110	1,521,455	95,345	6.69%	40.57%

Total assets	32,937,604	39,745,402	40,239,674	494,272	1.24%	22.17%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,188,216	4,688,015	4,654,417	-33,598	-0.72%	11.13%
Checking accounts	3,917,877	4,320,383	4,403,721	83,338	1.93%	12.40%
Other	270,339	367,632	250,696	-116,936	-31.81%	-7.27%

Interest bearing	17,504,742	20,345,999	21,716,079	1,370,080	6.73%	24.06%
Checking accounts	376,144	587,767	608,404	20,637	3.51%	61.75%
Time deposits	5,167,372	7,828,958	8,810,082	981,124	12.53%	70.49%
Savings deposits	11,961,226	11,929,274	12,297,593	368,319	3.09%	2.81%

Total deposits	21,692,958	25,034,014	26,370,496	1,336,482	5.34%	21.56%
Overnight funds	659,964	728,566	271,538	-457,028	-62.73%	-58.86%
Bank acceptances outstanding	67,239	40,996	39,415	-1,581	-3.86%	-41.38%
Interbank borrowings	579,339	1,006,794	820,660	-186,134	-18.49%	41.65%
Borrowings from domestic development banks	1,543,226	1,953,475	1,986,254	32,779	1.68%	28.71%
Accounts payable	908,614	1,681,106	1,189,857	-491,249	-29.22%	30.95%
Accrued interest payable	163,343	238,439	249,828	11,389	4.78%	52.95%
Other liabilities	308,981	551,796	545,890	-5,906	-1.07%	76.67%
Bonds	1,545,046	2,219,661	2,125,173	-94,488	-4.26%	37.55%
Accrued expenses	355,334	248,956	324,343	75,387	30.28%	-8.72%

Total liabilities	27,824,044	33,703,803	33,923,454	219,651	0.65%	21.92%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,222,322	3,762,304	3,939,432	177,128	4.71%	22.25%
Appropiated	3,110,017	3,706,200	3,706,200	—	0.00%	19.17%
Unappropiated	112,305	56,104	233,232	177,128	315.71%	107.68%

Reappraisal and others	1,541,567	1,885,503	1,980,848	95,345	5.06%	28.50%
Gross unrealized gain or loss on debt securities	(44,243)	(122)	2,026	2,148	-1760.66%	-104.58%

Total shareholder’s equity	5,113,560	6,041,599	6,316,220	274,621	4.55%	23.52%

Total liabilities and shareholder’s equity	32,937,604	39,745,402	40,239,674	494,272	1.24%	22.17%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Feb-08	Feb-09%		Jan-09	Feb-09%
Interest income and expenses
Interest on loans	556,478	696,263	25.12%	351,574	344,689	-1.96%
Interest on investment securities	23,764	60,231	153.45%	30,820	29,411	-4.57%
Overnight funds	11,745	9,212	-21.57%	4,756	4,456	-6.31%
Total interest income	591,987	765,706	29.35%	387,150	378,556	-2.22%

Interest expense
Checking accounts	2,466	3,596	45.82%	1,974	1,622	-17.83%
Time deposits	69,643	122,455	75.83%	57,107	65,348	14.43%
Savings deposits	90,362	101,865	12.73%	55,850	46,015	-17.61%
Total interest on deposits	162,471	227,916	40.28%	114,931	112,985	-1.69%

Interbank borrowings	5,516	7,741	40.34%	4,321	3,420	-20.85%
Borrowings from domestic development banks	17,111	22,482	31.39%	11,231	11,251	0.18%
Overnight funds	12,212	13,646	11.74%	5,123	8,523	66.37%
Bonds	23,186	35,501	53.11%	18,544	16,957	-8.56%
Total interest expense	220,496	307,286	39.36%	154,150	153,136	-0.66%

Net interest income	371,491	458,420	23.40%	233,000	225,420	-3.25%
Provision for loan and accrued interest losses, net	(57,821)	(145,642)	151.88%	(88,739)	(56,903)	-35.88%
Recovery of charged-off loans	9,934	14,528	46.25%	7,179	7,349	2.37%
Provision for foreclosed assets and other assets	(3,046)	(13,727)	350.66%	(1,347)	(12,380)	819.08%
Recovery of provisions for foreclosed assets and other assets	6,495	23,879	267.65%	601	23,278	3773.21%

Total net provisions	(44,438)	(120,962)	172.20%	(82,306)	(38,656)	-53.03%
Net interest income after provision for loans and accrued interest losses	327,053	337,458	3.18%	150,694	186,764	23.94%

Commissions from banking services and other services	16,857	15,338	-9.01%	8,132	7,206	-11.39%
Electronic services and ATM’s fees, net	13,031	8,801	-32.46%	7,411	1,390	-81.24%
Branch network services, net	15,362	15,853	3.20%	7,782	8,071	3.71%
Collections and payments fees, net	22,317	24,534	9.93%	11,840	12,694	7.21%
Credit card merchant fees, net	2,677	1,205	-54.99%	189	1,016	437.57%
Credit and debit card fees, net	51,342	60,678	18.18%	27,535	33,143	20.37%
Checking fees, net	9,601	10,800	12.49%	5,188	5,612	8.17%
Check remittance, net	1,874	1,694	-9.61%	862	832	-3.48%
International operations, net	5,405	6,306	16.67%	3,255	3,051	-6.27%
Total fees and other service income	138,466	145,209	4.87%	72,194	73,015	1.14%

Other fees and service expenses	(15,630)	(16,651)	6.53%	(7,839)	(8,812)	12.41%
Total fees and income from services, net	122,836	128,558	4.66%	64,355	64,203	-0.24%

Other operating income
Net foreign exchange gains	(101,902)	208,878	304.98%	93,658	115,220	23.02%
Derivative Financial Instruments	125,148	(225,348)	-280.07%	(99,874)	(125,474)	25.63%
Gains (Loss) on sales of investments on equity securities	4,757	—	*	—	—	*
Securitization income	5,363	5,520	2.93%	2,921	2,599	-11.02%
Dividend income	13,097	123,545	843.31%	—	123,545	*
Communication, rent payments and others	222	282	27.03%	165	117	-29.09%
Total other operating income	46,685	112,877	141.78%	(3,130)	116,007	-3806.29%

Total income	496,574	578,893	16.58%	211,919	366,974	73.17%
Operating expenses
Salaries and employee benefits	104,717	120,569	15.14%	56,001	64,568	15.30%
Bonus plan payments	7,991	9,018	12.85%	5,868	3,150	-46.32%
Compensation	4,577	3,231	-29.41%	1,044	2,187	109.48%
Administrative and other expenses	136,455	163,983	20.17%	82,118	81,865	-0.31%
Deposit security, net	8,076	10,305	27.60%	4,103	6,202	51.16%
Donation expenses	200	90	-55.00%	45	45	0.00%
Depreciation	12,273	14,443	17.68%	7,110	7,333	3.14%
Total operating expenses	274,289	321,639	17.26%	156,289	165,350	5.80%

Net operating income	222,285	257,254	15.73%	55,630	201,624	262.44%
Merger expenses	—	—	*	—	—	*
Goodwill amortization	4,610	834	-81.91%	417	417	0.00%
Non-operating income (expense)
Other income	10,463	38,936	272.13%	16,328	22,608	38.46%
Other expense	(54,472)	(20,130)	-63.05%	(3,427)	(16,703)	387.39%
Total non-operating income	(44,009)	18,806	142.73%	12,901	5,905	-54.23%
Income before income taxes	173,666	275,226	58.48%	68,114	207,112	204.07%
Income tax expense	(61,361)	(41,994)	-31.56%	(12,010)	(29,984)	149.66%

Net income	112,305	233,232	107.68%	56,104	177,128	215.71%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 12, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance